24 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- UBS Conference Presentation, lodged with the Australian Stock Exchange on 21 November 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Katrina Rees
Assistant Secretariat Officer

Woodside Petroleum Ltd.

Competing on the global playing field

Keith Spence

Woodside Acting CEO

UBS Conference - Sydney

21 November 2003

Talk outline

- Who are we ?
- What are our competitive advantages ?
- What are our objectives ?
- Growth strategies in our three regional areas

  Australia
  Africa
  America

Australia's Premier E&P Company

- High quality assets with low political risk



- The only mid-cap E&P with LNG export operations.


L N G

Australia's Premier E&P Company

- Long life reserves
- Highly productive reservoirs
- Track record of growing our reserve base

2002 PRODUCTION
64.2 MMboe or ~176,000 boe/d


Domgas
LPG
LNG
Oil
Condensate

2002 PROBABLE RESERVES
1,304 MMboe


Oil
Gas
Condensate

WOODSIDE

Source: Woodside 2002 Annual Report

Strong Cash Flow Funds Dividends & Developments



A$Bn
5
4
3
2
1
-
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Projected Funds Available (A$Bn@55% gearing)
Gearing (%)

* Note: Strong cashflow can support project development while not exceeding gearing of 55%. Green bars show cumulative funding in each year after financing existing business, ongoing exploration and defined projects (NWS Train 5, Sunrise, Otway, Enfield Area, Chinguetti, Egret, Mutineer Exeter, Kuda Tasi / Jahal and Blacktip). Projection does not include development scenarios for New Ventures. Projection is based on following oil price assumptions: 2003 US$30.61, 2004 US$26.00, 2005 US$25.00, 2006 US$25.00, and 2007 onwards US$22.00. A$/US$ Exchange rate: 2003 $0.64, 2004 $0.63, 2005 $0.62, 2006 $0.61, and 2007 onwards $0.64.

* Assumes dividend payout ratio of 60%.

* Calculations reflect "Successful Efforts" exploration accounting policy.

Woodside's Competitive Advantage

- **Australian Identity**
  - Neutral, few historical issues, welcome in Middle East - North Africa
- **Competencies**
  - Subsurface skills
  - Leading offshore E&P Operator (FPSO's)
  - Gas expertise, including LNG
  - Drilling
  - Subsea completions
  - Operations



- **Size**
  - Mid-cap independent, non-threatening to many host governments or super majors
- **Strong Balance Sheet**
- **Opportunity Set**
  - Can exploit niches not immediate focus of super majors

Objectives

- Deliver top quartile total shareholder return
- Pay dividends and grow as an E&P focussed company
- Build on Australian business and grow internationally

Three horizons to growth

Horizon 1 - Building our existing business

- Producing More
- Lowering Costs
- Building Hubs

Horizon 2 - Driving our discoveries to value

- Front end loading – "Getting it Right"
- Capital Stewardship – "On Time, On Budget"

Horizon 3 - Creating new business

- Accessing new reserves through a balance of exploration and acquisitions

Balanced Portfolio, Large Opportunity Pipeline



Production Projection
MMBoe
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
NWSV T1-4
Ohanet
Blacktip
Kuda Tasi / Jahal
NWSV Oil
Train 5
Enfield Area
Chinguetti
Laminaria
Otway
Egret
New Ventures
Legendre
Sunrise LNG
Mutineer Exeter

WOODSIDE

3 horizons for growth across 3 focus areas


Africa
Australia &
Asia
America
Exploration Acreage
Developments : Existing & Planned
Major Markets : Existing

Australian Heartland

Proven province – limited frontier opportunities


Existing Business

In depth knowledge

… target the best opportunities

Strong existing position

… limited oil potential

Economically attractive

… but lower probability of success

Selective competition

… but limited in Woodside's heartland

Growth by acquisition

… can deliver reserves and production

America – GoM a proven province



Shelf Deep
Gas Play
Deep water
Oil Play

Horizon 2

- Neptune oil development prospects boosted with successful Neptune-5
- Texas shelf deep gas potential - Midway currently drilling

Horizon 3

- Build seismic & acreage position, leverage our subsurface skills
- Partnering with experienced players
- 3D seismic & regional studies - in position for deals as leases expire

Africa – frontier with proven provinces


Canary
Islands
Algeria
Mau
Kenya
Proven Provinces
- Non-Operator
Frontier Acreage
- Operator
- Non-operator

Horizon 1

- Ohanet production

Horizon 2

- Bring Chinguetti on-stream in Mauritania end-2005

Horizon 3

- Secure opportunities in North Africa
- Explore for further commercial oil accumulations in Mauritania
- Commercialise Banda and follow-up gas in Mauritania
- Test frontier deepwater plays with seismic to enable drill or exit decisions

WOODSIDE

Commitment to Growth

- Deliver top quartile Total Shareholder Returns
- Balanced growth across three horizons
- Three regional focus area
- Capacity to deliver


MMBoe
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010

